[redacted]

PUBLIC SECUR 11018522 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Squier, Managing Director and CFO 415-733-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

One Market, Spear Tower, Suite 1100 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roger W. Squier, Managing Director & CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CASSIE M. KAMPHAUS
Comm. #1894898
Notary Public - California
San Francisco County
Comm. Expires Jul 9, 2014

Signature

Managing Director & CFO
Title

Cassie M. Kamphaus
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Presidio Merchant Partners, LLC

Financial Statements
Year Ended December 31, 2010

BDO

Presidio Merchant Partners, LLC

Financial Statement
Year Ended December 31, 2010

Presidio Merchant Partners, LLC

Contents

IBDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report

To the Managing Member of
Presidio Merchant Partners, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Presidio Merchant Partners, LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Presidio Merchant Partners, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Note 2 to the accompanying financial statement, the beginning balance of member's deficit has been restated to correct for an overstatement of non-refundable advisory retainer fee revenues and misstatements related to certain operating expenses in the prior years.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the supplemental schedule computation of net capital pursuant to rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of under the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

BDO USA, LLP

February 25, 2011

Financial Statement

Presidio Merchant Partners, LLC

Statement of Financial Condition

December 31, 2010		
Assets		
Cash and cash equivalents	$	207,037
Accounts receivable, net		37,614
Prepaid expenses		25,817
Property and equipment, net		40,363
Total Assets	$	310,831
Liabilities and Members' Deficit		
Liabilities:		
Deferred revenue	$	215,452
Accrued compensation		137,085
Due to related party		15,565
Accrued other		3,307
Total liabilities		371,409
Members' Deficit		(60,578)
Total Liabilities and Members' Deficit	$	310,831

See accompanying independent auditors' report and notes to financial statements.

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing (introducing) broker and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent).

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

Revenue Recognition

The Company records advisory fee income in accordance with the terms contained in its engagement letter agreements with its various clients. These terms typically include a non-refundable advisory retainer fee which is due upon execution of the agreement and which may or may not be applied toward a subsequent success fee, described below. Advisory retainer fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. Transaction-based success fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a success fee as compensation for its services rendered in connection with a successfully completed transaction. The success fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by a formula based on aggregate transaction value, as defined in each agreement, or a set minimum fee.

Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash and cash

equivalents with high-credit quality financial institutions. The Company has never experienced any losses related to these balances. All of its non-interest bearing cash balances were fully insured at December 31, 2010 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Income Taxes

The Company is treated as a limited liability company for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statement.

2. Restatement

The Company is restating the beginning balance of members' equity to correct errors in the recognition of certain operating expenses and non-refundable retainer fees. The restatement of revenues arose from the determination that certain non-refundable retainer fee revenues recognized in prior years should be deferred until the services under such agreements are rendered. The impact of the restatement for the period presented in this report is to decrease members' equity (deficit) and increase deferred revenue.

The restatement of operating expense arose from an improper recognition of expense and accrual of compensation in 2009 that was related to 2010 and not paid out until 2010. The impact of the restatement for the period presented in this report is to increase member's equity (deficit) and decrease operating expense.

As a result, the statement of financial condition as of December 31, 2009 is changed as follows:

Financial Statement Changes	As Originally Reported	Change	As Restated
Statement of Financial Condition			
Members' Equity (Deficit)	$ 811,362	$ (200,616)	$ 610,746
Deferred Revenue	$ -	$ 250,000	$ 250,000

The impact of this restatement to the 2009 statement of operations decreased previously reported revenues by $170,000 and operating expenses by $64,300.

3. Property and Equipment

Details of property and equipment at December 31, 2010 are as follows:

Computer hardware	$ 62,265
Furniture and fixtures	182,128
Office and other equipment	37,658
Computer software	11,932
	293,983
Less accumulated depreciation and amortization	(253,620)
Property and equipment, net	$ 40,363

4. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting plan eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. For 2010, the Company accrued matching contributions of $35,692.

5. Concentrations of Risk

Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

Revenues from Significant Customers

For the year ended December 31, 2010 the Company earned and recorded approximately 61.8% of its gross revenues from one customer. The Company had two customers who accounted for 88.4% of accounts receivable at December 31, 2010.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Capital Contributions

Throughout the year, the Parent, provided capital contributions to Presidio Merchant Partners, in the amount of $420,000. In addition, the Parent also forgave $538,561 of debt owed by Presidio Merchant Partners. Such amounts were also recorded as capital contributions.

8. Related Party Transactions

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2010, the Company had a balance payable to Presidio Financial Partners, LLC of $15,565.

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of employees allocated to the Company during the year. For the year ended December 31, 2010, net personnel expenses allocated to the Company were $353,542 and net office expenses and rent allocated to the Company were $355,039.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. After correcting the accounting errors described in Note 2, the Company did not meet the SEC's net capital requirements. As of December 31, 2010, the Company's net capital was $(164,373), which was $189,134 below its minimum requirement of $24,761. The Company's aggregate indebtedness to net capital ratio was negative. When this deficiency was discovered on February 17, 2011 during the annual audit of the Company's financial statements for the year ended December 31, 2010, the Company immediately notified FINRA and the SEC. Further, the Company's parent, Presidio Financial Partners, LLC, immediately contributed additional capital in amount of $387,939 to bring the Company's net capital into compliance.

10. Subsequent Events

In accordance with ASC 855 - Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued.

As discussed in note 9 above, the Company's net capital was below the minimum required by FINRA. In response, subsequent to year end the Company's parent, Presidio Financial Partners LLC, contributed additional capital in the amount of $450,476 of which $62,537 was forgiveness of inter-company debt on January 31, 2011, followed by cash contribution of $350,000 and forgiveness of payables due to the Parent of $37,939 on February 17, 2011.

Management concluded that no other material subsequent events have occurred since December 31, 2010 through February 25, 2011, which was the actual date of issuance, which required recognition or disclosure in such financial statements in accordance with ASC 855.

Supplemental Information

Presidio Merchant Partners LLC
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2010

	As Reported on Form X-17S-5 December 31, 2010	Adjustments	As Adjusted December 31, 2010
Members' Equity	$ 171,400	$ (231,978)	$ (60,578)
Less non-allowable assets:			
Accounts receivable	35,114	2,500	37,614
Prepaid expenses	29,279	(3,462)	25,817
Property and equipment, net	40,363		40,363
Total non-allowable assets	104,756	(962)	103,794
Net capital	$ 66,644	$ (231,016)	$ (164,373)
Aggregate indebtedness	$ 140,392	$ 231,017	$ 371,409
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 9,359		$ 24,761
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000		$ 5,000
Excess (deficit) net capital	$ 57,285		$ (189,134)
Ratio: aggregate indebtedness to net capital	2.11 to 1.00		N/M

As more fully discussed in Note 2 to the accompanying financial statement, in the course of completing the annual audit of the Company's 2010 financial statements, it was discovered that the Company had been incorrectly accounting for retainer fee revenue and certain operating expenses. The correction of those errors resulted in a material difference between the computation of net capital as reported in the Company's unaudited Form X-17s-5, Part II-A filing for December 31, 2010. Furthermore, the corrections resulted in a deficit of $189,134 in the Company's net capital at that date. When the deficiency was discovered on February 17, 2011, the Company notified the SEC and FINRA immediately, and the Company's parent, Presidio Financial Partners, LLC, immediately contributed additional capital in amount of $387,939 to bring the Company's net capital into compliance.

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls

To the Managing Member of
Presidio Merchant Partners, LLC

In planning and performing our audit of the financial statements of Presidio Merchant Partners, LLC. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

> A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

> A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any significant deficiencies in internal controls and control activities for safeguarding securities that we consider material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified one deficiency in internal control that we consider to be a material weakness, and communicated it in writing to management and those charged with governance on February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2011